

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 14, 2017

Keith Orlean
President
Digital Donations Technologies, Inc.
68 South Service Road, Suite 100
Melville, NY   11747

> **Re: Digital Donations Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2017**
> **File No. 333-214601**

Dear Mr. Orlean:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In response to prior comment 1, we note your disclosure regarding the concurrent private placement of 5,000,000 shares of common stock. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated with your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of this offering. See Securities Act Sections Compliance and Disclosure Interpretations, Question 139.25.

Certain Relationships and Related Transactions , page 26

2.	We note your response to prior comment 10 regarding your related party transactions. Please revise to provide more details of the loans made by Digital Donations, Inc. to a company affiliated with your two founders that was fully impaired as of December 31, 2015, as described on page 26. Please identify each related party to these transactions and provide the details required by Item 404(a)(4) of Regulation S-K. Similarly, please revise to clearly identify whether of the intangible assets currently owned by this affiliated entity and will be acquired whether they are currently described in your Business section.

	You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

					Sincerely,

					/s/ Jan Woo

					Jan Woo
					Branch Chief - Legal
					Office of Information Technologies
					and Services

cc:	Jarvis J. Lagman, Legal Counsel
	Tiber Creek